Exhibit 99.1

13 March 2026

ASX Announcement

UNMARKETABLE PARCEL SALE FACILITY

Alterity Therapeutics Limited (ASX:ATH) (ATH or the Company) announced today that it has established an opt-out unmarketable parcel sale facility (Facility) for shareholders who hold less than $500 worth of fully paid ordinary shares in the Company (Unmarketable Parcel). The Company has established the Facility for the following reasons:

●	To give holders of an unmarketable parcel of Shares (less than A$500) the opportunity to sell their shareholding, without incurring brokerage of handling costs which, in proportion to the value of their investment, may otherwise render a transaction of this size unattractive or uneconomic.

●	To reduce the expense and administration involved in maintaining shareholders with small Shareholdings.

●	Based on the Company’s closing price for Shares (sale price) on Monday 9 March 2026 (Record Date) of $0.008, the Company has approximately 5,868 shareholders of which approximately 59.2% hold an Unmarketable Parcel, which is a holding of less than 62,500 shares.

In accordance with the Company’s Constitution and ASX Listing Rules, the attached letter and Share Retention Form will be sent to all shareholders holding an Unmarketable Parcel as at the Record Date.

Shareholders with an Unmarketable Parcel who wish to retain their shareholding need to give the Company written notice by returning the Share Retention Form by no later than 7.00pm (AEST) on Friday 24 April or acquire additional shares prior to that time such that their holdings comprise a marketable parcel, otherwise their shares will be sold by the Company.

Shareholders wishing to take advantage of the Facility and have their shares sold by the Company do not need to take any action.

A summary of key dates in relation to the Facility are as follows:

Record Date for determining Unmarketable Parcels	7.00pm (AEST), 9 March 2026
Despatch of Letter to holders of Unmarketable Parcels	Thursday 12 March 2026
Closing Date for Receipt of Share Retention Forms	7.00pm (AEST) Friday 24 April 2026
Estimated Unmarketable Parcels payment date	As soon as practicable after 7 May 2026

Documentation in relation to the Facility will shortly be sent to all shareholders who held an Unmarketable Parcel of shares on the Record Date.

The Company may modify these dates or suspend of terminate the Facility. Any modification, suspension or termination will be notified to shareholders by way of a market announcement on ASX.

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytx.com

Important Notes

The Company is not licensed to provide financial product advice. The Company makes no recommendation as to whether you should participate in the Facility. You are encouraged to seek advice from your legal, financial, taxation or other professional advisor if you are unsure about what to do in response to this notice.

The attached Information Sheet provides further information about the Facility. If you have any further questions about the Facility, please contact Automic’s Information Line on:

Australia: 1300 288 664, Overseas: +61 2 9698 5414 or email to hello@automicgroup.com.au

Yours faithfully

/s/ Abby Macnish Niven
Abby Macnish Niven
CFO & Company Secretary

T:	+61 (0)3 9349 4906
E:	cfo@alteritytx.com

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytx.com

12 March 2026

Dear Shareholder

UNMARKETABLE PARCEL SALE FACILITY – DISPOSAL NOTICE

We are writing to advise you that Alterity Therapeutics Limited (ASX:ATH) (Company) has established an unmarketable parcel sale facility (Facility) for shareholders who hold less than $500 in value of fully paid ordinary shares in the Company (Shares) (Unmarketable Parcel) as at 7.00pm (AEST) on 9 March 2026 (Record Date).

The Company is providing this Facility to assist holders of Unmarketable Parcels who might otherwise find it difficult to sell their Shares without incurring brokerage or handling costs, due to the size of their holdings.

Holders of Unmarketable Parcels may opt out of the Facility as noted below.

Our registry records show that you held an Unmarketable Parcel of less than 62,500 Shares in the Company, based on the Company’s closing price (Sale Price) for Shares on the Record Date of $0.008.

In accordance with clause 2.7(a) of the Company’s constitution (Constitution), if you hold Shares in a CHESS Holding and they remain in a CHESS Holding after 7.00pm (AEST) on Friday, 24 April 2026 (Closing Date), the Company may, without further notice, remove those Shares from the CHESS Holding to an Issuer Sponsored Holding for the purposes of divestment in accordance with this notice.

The Company will pay all costs of the sale for holders of an Unmarketable Parcel who use this Facility, excluding tax consequences from the sale which remain the shareholder's responsibility. In accordance with clause 2.7(b) of the Constitution, the Company may sell Shares under the Facility on the terms and in the manner which the Company’s Directors consider appropriate. You will receive your pro rata share of the proceeds of the sale of all Shares sold under the Facility, without any deduction for brokerage or handing costs.

As the Company has determined that all payments to shareholders are to be made via direct credit to their nominated bank account, please ensure your account details are up to date with the Company’s share registry, Automic Pty Ltd (Automic). You can update your banking and personal details by logging in or registering via the Automic Investor Portal at: https://portal.automic.com.au/investor/home . If you require further assistance, please contact Automic on Australia: 1300 288 664 Overseas: +61 2 9698 5414.

What do you need to do if you wish to sell your Unmarketable Parcel?

In accordance with clause 2.7(a) of the Constitution, if you wish to sell your Unmarketable Parcel you do not need to take any action. Your Shares will be sold through the Facility after the Closing Date and the proceeds of the sale paid to you in accordance with the timetable below.

If you have previously provided the Company with details of an account with an Australian financial institution, your sale proceeds will be paid in Australian dollars by direct credit into that account. The Company encourages you to notify it of your account details by logging in or registering via the Automic Investor Portal at: https://portal.automic.com.au/investor/home.

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytx.com

What do you need to do if you wish to retain your Unmarketable Parcel?

In accordance with clause 2.7(a)(iv) of the Constitution, should you wish to retain your Shares you must:

(a)	submit a retention using the attached Share Retention Form and ensure your retention is received by Automic before the Closing Date, being 7.00pm (AEST) on Friday, 24 April 2026; or

(b)	alternatively, you may acquire additional Shares so that you hold at least 62,500 Shares as at the Closing Date. In this event, the Facility will not apply to any of your Shares.

Pursuant to clause 2.7(a)(iv) of the Constitution, if the Company has not received a Share Retention Form with respect to your Shares, or your holding has not increased to at least 62,500 Shares, as at the Closing Date, you will be deemed to have irrevocably appointed the Company as your agent to sell or otherwise dispose of your Shares under the Facility and to deal with the proceeds of the sale as contemplated above.

Key Dates

A summary of key dates in relation to the Facility are as follows:

Record Date for determining Unmarketable Parcels	7.00pm (AEST), 9 March 2026
Despatch of Letter to holders of Unmarketable Parcels	Thursday 12 March 2026
Closing Date for Receipt of Share Retention Forms	7.00pm (AEST) Friday 24 April 2026
Estimated Unmarketable Parcels payment date	As soon as practicable after 7 May 2026

The Company may modify these dates or suspend or terminate the Facility. Any modification, suspension or termination will be notified to shareholders by way of a market announcement on ASX.

Important Notes

The Company is not licensed to provide financial product advice. The Company makes no recommendation as to whether you should participate in the Facility. You are encouraged to seek advice from your legal, financial, taxation or other professional adviser if you are unsure about what to do in response to this notice.

The attached Information Sheet provides further information about the Facility. If you have any further questions about the Facility, please contact Automic’s Information Line on:

Australia: 1300 288 664, Overseas: +61 2 9698 5414 or email to hello@automicgroup.com.au

Yours faithfully

/s/ Abby Macnish Niven
Abby Macnish Niven
CFO & Company Secretary

T:	+61 (0)3 9349 4906
E:	cfo@alteritytx.com

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytx.com

INFORMATION SHEET - UNMARKETABLE PARCEL SALE FACILITY

Why is the Company Implementing the Facility?

The Company welcomes the support of all shareholders, however, the administrative costs in producing and distributing shareholder communications and maintaining small holdings on the register through registry fees can be disproportionately high when compared with the dollar value of small holdings. Additionally, the Facility will assist holders with a small number of Shares who would find it difficult or expensive to dispose of those Shares through the normal means.

Does the Company have the authority to sell my Shares?

Under ASX Listing Rule 15.13 and clause 2.7 of the Constitution, the Company has the right to sell Unmarketable Parcels, unless shareholders give notice to the Company before the Closing Date that they wish to retain their Shares or acquire additional Shares such that their holding at the Closing Date comprises a marketable parcel.

What should I do if I wish to sell my Unmarketable Parcel of Shares?

If you wish to sell your Shares without incurring brokerage or handling costs, you can either:

●	complete the enclosed Share Sale Election Form, notifying the Company of your election to sell; or

●	alternatively, simply refrain from taking any action.

By refraining from taking any action, you will be deemed to have irrevocably appointed the Company as your agent:

●	to sell all your Shares at a price to be determined by when and how the Shares are sold and without any cost being incurred by you; and

●	to deal with the proceeds of the sale as detailed in this Information Sheet.

If you take no action, your Shares will be sold through the Facility after 24 April 2026 (Closing Date) and the proceeds (less costs) will be paid to you.

When will my Shares be sold under the Facility?

The sale of Shares under the Facility will occur as soon as practicable after the Closing Date.

Can I purchase more Shares, so my Shares will not be sold?

If you increase your holding so that the number of Shares held is equal to $500, the equivalent of 62,500 Shares (i.e., a Marketable Parcel) or more at the Closing Date, then the Company will not sell your Shares under the Facility.

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytx.com

What if I hold multiple Unmarketable Parcels?

If you hold multiple holdings that, in isolation, are deemed to be Unmarketable Parcels, but when aggregated would constitute a Marketable Parcel, you can contact Automic to have those holdings amalgamated into one holding so that this is reflected on the register before the Closing Date. If you do not do this, each of your holdings will be treated as Unmarketable Parcels.

When and how will I receive sale proceeds?

The proceeds from the sale of your Shares will be remitted to you as soon as practicable after the completion of the Facility. The expected payment date is as soon as practicable after 7 May 2026 and in any event within eight weeks of the Closing Date. The payment will be made into the bank account nominated by you to Automic.

If you do not have a bank account nominated with Automic at the time of the payment, the payment will be held by Automic until bank account details are nominated by you.

Important Notes

This Information Sheet and accompanying letter do not constitute advice, nor a recommendation to buy, sell or hold Shares in the Company, nor that the Facility is the best way to sell your Shares.

If you are in doubt about what to do, you should consult your legal, financial, taxation or other professional adviser.

The Company reserves the right to change any of the dates referred to in the accompanying letter, this Information Sheet or the Share Sale Election Form by written notice to ASX. The Company may, before a sale of Shares is completed under the Facility, suspend or terminate the Facility, either generally or in specific cases.

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytx.com

Alterity Therapeutics Limited | ACN 080 699 065

All Registry Communication to:
AUTOMIC GROUP
GPO Box 5193, Sydney NSW 2001
1300 288 664 (within Australia)
+61 2 9698 5414 (international)
corporate.actions@automicgroup.com.au
www.automicgroup.com.au

Shares held at 7.00pm (AEST) on 9 March 2026:

ASX Security Code: ATH

Holder Number (SRN/HIN):

SAMPLE

LESS THAN MARKETABLE PARCEL SALE FACILITY RETENTION FORM

YOUR RETENTION FORM MUST BE RECEIVED BY NO LATER THAN 7.00PM (AEST) ON 24 APRIL 2026

This is an important document and requires your immediate attention. This document should be read in conjunction with the enclosed shareholder letter. If you are in any doubt as to how to deal with this form, you should consult your professional advisor.

Online Election (Recommended)

Visit portal.investor.automic.com.au

To elect online, simply scan the barcode to the right or enter the above link into your browser. Instructions lodging your election online and accessing this portal are provided in the section overleaf.

- ✓ **It's fast and simple:** Electing online is very easy to do, it eliminates any postal delays and removes any potential risk of it being lost in transit.
- ✓ **It's secure and confirmed:** Electing online provides you with greater privacy over your instructions and provides you with confirmation that your Election has been successfully processed.

Paper Election

Only return this form if you wish to retain your shares.

If you wish to elect to sell your shares under the Sale Facility you **do not** need to return this form. To ensure you receive payment via EFT please update your payment details via the Investor Portal by visiting portal.investor.automic.com.au

Provide your contact details:

Telephone Number

Contact Name (PLEASE PRINT)

Email Address

SUPPORT YOUR COMPANY: By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).

FID: 19996

INSTRUCTIONS FOR COMPLETING THIS FORM ELECTION OPTIONS RETENTION OF SHARES If you wish to retain your shares, please make an election online or return this form so it is received no later than the closing date. SELLING YOUR SHARES If you wish to elect to sell your shares you do not need to make an election or return this form. To ensure you receive payment via EFT please update your payment details by following the instructions on the next page. LODGING YOUR RETENTION FORM IMPORTANT! Retention Forms cannot be returned by fax or email. Your Retention Form must be returned via one of the return methods provided below. Due to recent changes to delivery times by Australia Post, standard delivery may now take up to ten Business Days, or longer from regional areas. Shareholders should bear this in mind when returning their Retention Form using Australia Post. ONLINE Existing users: If you have an existing Automic Investor Portal account, with access to Alterity Therapeutics Limited, you do not need to register and can log in with your existing username and password at portal.investor.automic.com.au If you do not automatically see your ATH shareholding in your account, you can easily add it by selecting the "Add holding" button on the top right - hand corner of the screen and following the prompts. New users: If you do not have an existing Automic account you will need to register for Investor Portal by visiting portal.investor.automic.com.au and following these steps: 1. In the Company Name field, select " Alterity Therapeutics Limited (ATH)" 2. Enter your Holder Number (SRN or HIN) 3. Enter the postcode (Australian address) or click "change country" to select the country code (overseas address) relevant to your holding 4. Tick the "I'm not a robot" box and click "Next" 5. Complete the prompts to set up your Username and Password Once you are logged in, select "Offers" from the left - hand vertical menu and follow the prompts. BY MAIL Alterity Therapeutics Limited – Unmarketable Parcel Sale Facility C/ - Automic Group GPO Box 5193 Sydney NSW 2001 BY HAND DELIVERY (Between Sydney office hours 9.00am – 5.00pm AEST) Automic Group Level 5 126 Phillip Street Sydney NSW 2000 YOUR SHARE RETENTION FORM MUST BE RECEIVED BY NO LATER THAN 7.00PM (AEST) ON 24 APRIL 2026 . FID: 19996